UNITED STATES OF AMERICA
before the
SECURITIES AND EXCHANGE COMMISSION

SECURITIES EXCHANGE ACT OF 1934
Release No. 68966 / February 21, 2013

Admin. Proc. File No. 3-14794

In the Matter of

ANDOVER HOLDINGS, INC.
(a/k/a ANDOVER ENERGY HOLDINGS, INC.)

ORDER SUMMARILY AFFIRMING INITIAL DECISION

Andover Holdings, Inc., a/k/a Andover Energy Holdings, Inc., a Florida corporation with stock registered with the Commission pursuant to § 12(g) of the Securities Exchange Act of 1934,[1] appeals from the initial decision of an administrative law judge.[2] The law judge revoked the company's registration based on his finding that it had violated § 13(a) of the Exchange Act,[3] and Rules 13a-1 and 13a-13 promulgated thereunder,[4] in that it had failed to file its required periodic reports, as charged in the Order Instituting Proceedings,[5] and that the periodic reports it filed after the date of the OIP contained material deficiencies.

The company filed a timely appeal of the initial decision, and the parties filed briefs in accordance with the briefing schedule that was issued. We have reviewed the hearing transcript and the record of action before the law judge *de novo*, as well as the briefs filed by the parties on appeal and the Division of Enforcement's Motion for Leave to Adduce Additional Evidence. We also take official notice that the company has failed to make any of its required filings since the date of the initial decision, including its annual report for fiscal year 2011 and its quarterly reports for the first three fiscal quarters of 2012, all of which are delinquent.[6]

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[1]   15 U.S.C. § 78l(g).

[2]   *Advanced Growing Sys., Inc.*, Initial Decision Release No. 461, 2012 SEC LEXIS 1885 (June 19, 2012).

[3]   Exchange Act § 13(a), 15 U.S.C. § 78m(a), requires issuers of securities registered pursuant to Exchange Act § 12 to file periodic reports in accordance with Commission rules.

[4]   Rule 13a-1, 17 C.F.R. § 240.13a-1, requires registrants to file annual reports, and Rule 13a-13, 17 C.F.R. § 240.13a-13, requires registrants to file quarterly reports.

[5]   *Advanced Growing Sys.*, *Inc.*, Exchange Act Release No. 66546, 2012 SEC LEXIS 763 (Mar. 9, 2012).

[6]   Our Rules of Practice permit us to take official notice of information (or the lack thereof) in the Commission's EDGAR database. 17 C.F.R. § 201.323. We further note that Andover Holdings has filed no amendments to correct the

(continued…)

Based on our review, we have determined that the factual and legal findings of the law judge are correct. We find that no issue raised in the initial decision warrants consideration by the Commission, that no prejudicial error was committed in the conduct of the proceeding, and that the decision embodies no exercise of discretion or decision of law or policy that is important and that the Commission should review.[7] These determinations lead us to conclude that this matter is an appropriate one for resolution, on our own initiative, by summary affirmance.[8] We accordingly adopt the factual and legal findings of the law judge.[9]

Although we are summarily affirming this matter, the parties' briefs on the merits were filed before we reached this determination. In its brief on appeal, Andover Holdings raises two arguments interpreting the initial decision. These arguments, as a result, were not considered by the law judge. First, the company contends that the law judge "determined that Andover's failure to file periodic reports . . . represented deliberate misrepresentations in the sales of securities."[10] The company cites no language from the initial decision in support of this claim, and we find that the law judge made no such finding.

The company also argues that the law judge "found that Andover did not attempt to return to compliance until this proceeding was commenced," which it claims was an inaccurate finding because the company "had commenced work on its filings before this proceeding was

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(…continued)

material deficiencies in the filings it made after the OIP, which were identified by the law judge in the initial decision. The company also filed no Forms 12b-25 notifying the Commission that it would be unable to make, on a timely basis, the filings charged in the OIP. *See* Exchange Act Rule 12b-25, 17 C.F.R. § 201.12b-25(a) (requiring issuers to give the Commission notice of their inability to file a periodic report, together with an explanation, by filing a Form 12b-25 "no later than one business day after the due date" for such report); Form 12b-25, 17 C.F.R. § 249.322. *See also Cobalis Corp.*, Exchange Act Release No. 64813, 2011 SEC LEXIS 2313, at *24 n.31 (July 6, 2011) (considering, in assessing the sanction, the issuer's failure to file Forms 12b-25 in connection with delays in its periodic reports).

[7]   *See id.*, § 201.411(e)(2).

[8]   *See* 17 C.F.R. § 201.411(e)(2) (permitting the Commission, on its own initiative, to summarily affirm an initial decision). *See also Eric S. Butler*, Exchange Act Release No. 65204, 2011 SEC LEXIS 3002, at *1 n.2 (Aug. 26, 2011) (stating that, "[a]lthough we generally have limited application of [summary affirmance] in conducting our reviews, we may apply it in the future where . . . the relevant facts are undisputed and the initial decision does not embody an important question of law or policy warranting further review by the Commission").

[9]   The OIP in this matter alleged violations by six respondents. On April 13, 2012, the law judge issued an order revoking the registrations of four of the respondents by default. *Advanced Growing Sys., Inc.*, Exchange Act Release No. 66803, 2012 SEC LEXIS 1198, at *6 (Apr. 13, 2012). The initial decision pertained only to respondents Andover Holdings and Amazon Biotech, Inc. Amazon Biotech did not petition for Commission review of the initial decision, and the Commission issued a Notice that Initial Decision Has Become Final with respect to Amazon Biotech on August 10, 2012. *Amazon Biotech, Inc.*, Exchange Act Release No. 67636, 2012 SEC LEXIS 2519, at *1 (Aug. 10, 2012). This order pertains only to the initial decision with respect to Andover Holdings, the lone remaining respondent from the OIP.

[10]   Company's Br. in Support of Pet. for Review at 2.

commenced."[11] To support its argument, the company cites the filing of its annual report for fiscal year 2008 on December 27, 2011, prior to the date of the OIP. The OIP, however, charged that the company had "not filed any periodic reports since it filed a Form 10-K for the period ended December 31, 2008."[12] Further, the law judge expressly noted the company's 2008 Form 10-K, and the material deficiencies therein, in the initial decision.[13] Thus, the company's claim that the law judge did not consider the company's filing of its 2008 annual report is without merit.

Based on the above, on our own initiative, we have determined that it is appropriate to summarily affirm the initial decision.[14]

Accordingly, it is ORDERED that the law judge's decision below is summarily affirmed.

By the Commission.

Elizabeth M. Murphy
Secretary

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[11] *Id*.

[12] *Advanced Growing Sys., Inc.*, 2012 SEC LEXIS 763, at *3.

[13] *Advanced Growing Sys., Inc.*, 2012 SEC LEXIS 1885, at *10.

[14] In light of our determination to summarily affirm the initial decision, the Division's Motion for Leave to Adduce Additional Evidence is moot and is therefore denied.

INITIAL DECISION RELEASE NO. 461
ADMINISTRATIVE PROCEEDING
File No. 3-14794

UNITED STATES OF AMERICA
Before the
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

In the Matter of		
	:	
ADVANCED GROWING SYSTEMS, INC.,	:	
ADVANTAGE CAPITAL	:	INITIAL DECISION AS TO
DEVELOPMENT CORP.,	:	AMAZON BIOTECH, INC., AND
AMAZON BIOTECH, INC.,	:	ANDOVER HOLDINGS, INC. (n/k/a
ANDOVER HOLDINGS, INC.	:	ANDOVER ENERGY HOLDINGS,
(n/k/a ANDOVER ENERGY HOLDINGS, INC.),	:	INC.)
BRAVO! BRANDS, INC., and	:	June 19, 2012
BSML, INC.	:	

APPEARANCES: David S. Frye, for the Division of Enforcement, Securities and Exchange Commission

Avrum Aaron, Esq., for Amazon Biotech, Inc.

Don A. Paradiso, Esq., for Andover Holdings, Inc., (n/k/a Andover Energy Holdings, Inc.)

BEFORE: Cameron Elliot, Administrative Law Judge

SUMMARY

This Initial Decision revokes the registrations of the registered securities of Amazon Biotech, Inc. (Amazon), and Andover Holdings, Inc. (n/k/a Andover Energy Holdings, Inc.) (Andover).[1] The revocation is based on Amazon's and Andover's (collectively, Respondents) failure to file required periodic reports with the Securities and Exchange Commission (Commission).

[1] This proceeding has ended as to the remaining Respondents. See Advanced Growing Systems, Inc., Exchange Act Release No. 66803 (Apr. 13, 2012).

I. INTRODUCTION

1. Procedural Background

The Commission initiated this proceeding with an Order Instituting Proceedings (OIP), pursuant to Section 12(j) of the Securities Exchange Act of 1934 (Exchange Act), on March 9, 2012. Amazon and Andover were served with the OIP on March 12, 2012, and filed Answers[2] on March 21, 2012, and March 26, 2012, respectively. A prehearing conference was held on March 29, 2012, at which the parties were granted leave to file motions for summary disposition. Briefing on summary disposition is now complete.[3]

This Initial Decision is based on Respondents' Answers to the OIP, the Division's Motion and exhibits, Respondents' Oppositions thereto and exhibits provided, and the Division's Reply, as well as the Commission's public official records concerning Respondents, of which official notice is taken pursuant to Rule 323 of the Commission's Rules of Practice. See 17 C.F.R. § 201.323.

There is no genuine issue with regard to any material fact, and this proceeding may be resolved by summary disposition, pursuant to Rule 250 of the Commission's Rules of Practice. See 17 C.F.R. § 201.250. The facts in Respondents' pleadings have been taken as true, except as modified by stipulations or admissions made by Respondents, by uncontested affidavits, or by facts officially noted. See 17 C.F.R. § 201.250(a). All arguments and proposed findings and conclusions that are inconsistent with this decision were considered and rejected.

2. Allegations and Arguments of the Parties

The OIP alleges that Respondents' securities are registered with the Commission pursuant to Section 12(g) of the Exchange Act and that Respondents are delinquent in their periodic filings with the Commission, having repeatedly failed to file timely periodic reports. OIP at 2.

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[2] References to Amazon's Answer and Andover's Answer will be cited as "Amazon Ans. at __." and "Andover Ans. at __.", respectively.

[3] The Division of Enforcement (Division) filed a Motion for Summary Disposition and Brief in Support (Div. Motion). Filed with the Division's Motion was the Declaration of David S. Frye (Frye Decl.), which includes thirty exhibits (Div. Ex. 1 through Div. Ex. 30). Amazon filed an "Opposition to Motion of Summary Judgement and Brief in Support" (Amazon's Opposition). Filed with Amazon's Opposition were the Declaration of Chaim J. Lieberman and ten exhibits (Amazon Ex. A through Amazon Ex. J). Andover filed a "Reply of Andover to the Division's Motion" (Andover's Opposition). The Division filed a Reply to the Respondents' opposition briefs (Div. Reply). Filed with the Division's Reply is a Supplemental Declaration of David S. Frye in support of the Division's Motion (Supp. Frye Decl.), which includes six additional exhibits (Div. Ex. 31 through Div. Ex. 36).

a. Amazon

The Division argues that Amazon has not filed any periodic reports in more than four years and requests revocation of Amazon's registered securities. Div. Motion at 2, 4, 25; Div. Reply at 2, 8; Div. Exs. 4, 31.

Amazon contends that it failed to make its periodic filings with the Commission due to "an unfortunate series of events where multiple individuals sought to wrest control of the company, resulting in substantial focus by the true owners on the effort to maintain control and insufficient focus on the rules and regulations governing public companies." Amazon Opposition at 3; See Amazon Ans. at 2. Amazon states that its failure to comply with the Commission requirements is not a result of gross negligence or wanton disregard. Amazon Opposition at 3. Amazon requests that the Division's Motion be denied and that Amazon be afforded a period of ninety days to cure its filing delinquencies. Id. at 3, 12-13.

b. Andover

The Division argues that Andover has not filed any periodic reports since filing its Form 10-K for the period ended December 31, 2010, on May 9, 2012,[4] and that its recently filed periodic reports are materially deficient.[5] Div. Motion at 13-14; Div. Reply at 5-6; Div. Exs. 18, 33, 34. The Division further argues that Andover exhibits a continuous pattern of delinquency in that it has only timely filed four of the forty-four periodic reports required since it became a Commission registrant and that of the forty late or missing filings nine were filed at least one year late. Div. Motion at 12; Div. Exs. 17, 18. The Division requests revocation of the registration of Andover's securities. Div. Motion at 25; Div. Reply at 8.

Andover asserts that "it has taken extensive measures to remedy its past violations and ensure future compliance." Andover Opposition at 3. Andover notes that it has filed all required periodic reports for 2009 and 2010 and that it has retained the accounting firm of Baum & Company, P.A., and represents that "[a]ll of the filings through the [Form] 10-Q due for the period ending March 31, 2012 will be filed by [Andover] within May of 2012."[6] Andover Ans.

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[4] In its Reply, the Division asserts that Andover's Form 10-K for the period ended December 31, 2010, was filed on May 10, 2012; in fact, it was filed May 9, 2012. Div. Ex. 34.

[5] After this proceeding was instituted, Andover filed the following: (1) Forms 10-K for the periods ending December 31, 2009 and 2010, on May 2, and May 8, 2012, respectively; (2) Forms 10-Q for the periods ending March 31, June 30, and September 30, 2009, on May 2, 2012, (3) Forms 10-Q for the periods ending March 31, June 30, and September 30, 2010, on May 9, 2012; (3) Forms 10-Q for the periods ended March 31, June 30, and September 30, 2011, on May 24, May 29, and May 30, 2012, respectively.

[6] On May 17, 2012, Baum & Company, P.A., resigned as Andover's independent public accounting firm. Div. Reply at 6-7; Div. Ex. 35. Andover has now retained John T. Holz, CPA, as its independent registered public accounting firm, which has yet to receive registration with the Public Company Accounting Oversight Board. Div. Reply at 7; Div. Ex. 36; Supp. Frye Decl. at 2; Official Notice, EDGAR Database (Form 8-K/A filed June 11, 2012).

at 2; Andover Opposition at 2-3. Andover requests that the Division's Motion be denied or, in the alternative, if the Division's Motion is granted, that Andover's registration be suspended for a period no greater than twelve months. Andover Opposition at 4.

II. FINDINGS OF FACT

a. Amazon

Amazon (ticker AMZO) (CIK No. 1088781) admits that it is an expired Utah corporation located in West Palm Beach, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). OIP at 2; Amazon Ans. at 1; see also Div. Exs. 1, 2. Amazon does not dispute that it is delinquent in its periodic filings with the Commission, having not filed any periodic reports since it filed a Form 10-QSB for the period ended October 31, 2007, which reported a net loss of $161,204 for the prior three months. OIP at 2; Amazon Ans. at 1; Amazon's Opposition at 5; Amazon Ex. 1; see also Div. Ex. 4. Amazon also does not dispute that, as of March 6, 2012, its common stock was quoted on OTC Link, had eight market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). OIP at 2; Amazon Ans. at 1; see also Div. Ex. 3.

The Commission's Division of Corporation Finance (Corporation Finance) sent a letter to Amazon on December 21, 2010, after Amazon filed a Preliminary Schedule 14A[7] on December 16, 2010 that failed to comply with the requirements of Exchange Act Rule 14a-3(b). Rule 14a-3(b) requires an annual report be delivered to shareholders with the proxy materials. Div. Exs. 8, 9. This letter referenced Amazon's failure to file its Form 10-K for fiscal year ended July 31, 2010. Div. Ex. 9.

On March 9, 2011, Corporation Finance sent a delinquency letter to Amazon by certified mail. Div. Ex. 7. This letter was undeliverable due to an incorrect address despite being sent to the address given on Amazon's Form 8-K filed less than two months earlier, which was the same address provided for the company in the Utah Corporate Records as of January 28, 2011. Div. Exs. 5, 6, 7. The letter noted that Amazon was apparently not in compliance with the reporting requirements of Section 13(a) of the Exchange Act, and requested that Amazon file all required reports within fifteen days. Div. Ex. 7 at 1. It also warned that failure to file all required reports within fifteen days may result in an administrative proceeding to revoke its registration pursuant to Section 12(j) of the Exchange Act – that is, the present proceeding. Id.

On the date the OIP was issued, the Commission also issued an order suspending trading in Amazon's securities for ten days. Div. Ex. 10. In its Answer, Amazon represents that it is "working to put its affairs in order and to comply with the [Commission] requirement of timely filings." Amazon Ans. at 2. As of the date of this decision, Amazon has not filed any missing periodic reports.[8]

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[7] Amazon's Schedule 14A announced a special shareholder meeting for, among other things, the election of directors and soliciting proxies for the meeting.

[8] Commission's EDGAR database, http://www.sec.gov/edgar/searchedgar/companysearch.html.

b. Andover

In its Answer, Andover denies the allegations as set forth in the OIP. Andover Ans. at 1. Andover (ticker ADEH) (CIK No. 1126533) is a Florida corporation located in Boca Raton, Florida, with a class of securities registered with the Commission pursuant to Exchange Act Section 12(g). Div. Exs. 11, 12. As of March 6, 2012, the common stock of Andover was quoted on OTC Link, had seven market makers, and was eligible for the "piggyback" exception of Exchange Act Rule 15c2-11(f)(3). Div. Ex. 13.

On April 11, 2011, Corporation Finance sent a delinquency letter to Andover which was delivered on April 15, 2011. Div. Ex. 15 at 1. The letter noted that Andover was apparently not in compliance with the reporting requirements of Section 13(a) of the Exchange Act, and requested that Andover file all required reports within fifteen days. Id. Eight months later, on December 27, 2011, Andover filed its delinquent Form 10-K for the period ended December 31, 2008, containing material deficiencies. Div. Ex. 18; Official Notice, EDGAR Database. Among other things, it "failed to include a fundamental description of its business as required by Item 101 of Regulation S-K," and it is "littered with contradictory statements regarding the nature and stage of Andover's business." Div. Ex. 18. Andover was notified of these deficiencies on April 27, 2012, when it received a copy of the Division's Motion with the Declaration of Chauncey L. Martin attached. See Div. Exs. 18, 32.

On February 24, 2012, Andover contacted Marva D. Simpson, Special Counsel in the Office of Enforcement Liaison in Corporation Finance, and informed her that the president of Andover had passed away,[9] that Andover lacked funding, and asked that Andover be afforded leniency. Div. Ex. 15 at 2. Andover did not file any other delinquent periodic reports until May 2012, thirteen months after receiving the letter from Corporation Finance. Official Notice, EDGAR Database.

In May 2012, Andover filed all annual and quarterly reports for 2009 and 2010. Div. Exs. 33, 34; Official Notice, EDGAR Database. These filings contained the same material deficiencies as Andover's Form 10-K filed for the period ended December 31, 2008. Div. Ex. 33. As of the date of this decision, Andover has not filed any amended periodic reports correcting these deficiencies. Andover's Forms 10-Q for 2011 were filed on May 24, May 29, and May 30, 2012, and this Office has not received Corporation Finance's review of these quarterly filings. Official Notice, EDGAR Database.

Andover experienced difficulties in filing timely periodic reports with the Commission beginning with its Form 10-QSB for the period ended August 31, 2001, which was filed more than four months late on March 14, 2002. Div. Ex. 17; Official Notice, EDGAR Database. Thereafter, Andover's next twenty-two periodic filings were untimely, ranging from as little as six days to more than thirty-one months late. Div. Ex. 17; Official Notice, EDGAR Database. Since registering with the Commission, Andover has only timely filed four periodic reports. Div. Ex. 17; Official Notice, EDGAR Database.

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[9] Bradley Tolley, Andover's president and chief operating officer, died on March 3, 2010.

On the date the OIP was issued, the Commission issued an order suspending trading in Andover's securities for ten business days. Div. Ex. 10. Andover offers no evidence to rebut or contradict the deficiencies, or to otherwise raise a genuine issue of material fact regarding the adequacy of its filings or its compliance with the Exchange Act.

III. CONCLUSIONS OF LAW

Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder require public corporations to file annual and quarterly reports with the Commission. "Compliance with those requirements is mandatory and may not be subject to conditions from the registrant." America's Sports Voice, Inc., Exchange Act Release No. 55511 (Mar. 22, 2007), 90 SEC Docket 879, 885, motion for reconsideration denied, Exchange Act Release No. 55867 (June 6, 2007), 90 S.E.C. Docket 2419. There is no genuine issue of material fact that Respondents failed to timely file required periodic reports or that Andover's periodic reports are materially deficient. Accordingly, Respondents violated Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13.[10]

IV. SANCTION

In proceedings pursuant to Section 12(j) of the Exchange Act against issuers that violated Exchange Act Section 13(a) and Rules 13a-1 and 13a-13 thereunder, the determination "of what sanctions will ensure that investors will be adequately protected . . . turns on the effect on the investing public, including both current and prospective investors, of the issuer's violations, on the one hand, and the Section 12(j) sanctions, on the other hand." Gateway Int'l Holdings, Inc., Exchange Act Release No. 53907 (May 31, 2006), 88 SEC Docket 430, 438-39. The Commission "consider[s], among other things, the seriousness of the issuer's violations, the isolated or recurrent nature of the violations, the degree of culpability involved, the extent of the issuer's efforts to remedy its past violations and ensure future compliance, and the credibility of its assurances, if any, against further violations." Id. at 439.

Respondents' violations are serious in that failure to file adequate periodic reports violates a central provision of the Exchange Act. The purpose of periodic reporting is to supply investors with current and accurate financial information about an issuer so that they may make sound investment decisions. Gateway, at 441. The reporting requirements are the primary tool that Congress fashioned for the protection of investors from negligent, careless, and deliberate misrepresentations in the sale of securities. SEC v. Beisinger Indus. Corp., 552 F.2d 15, 18 (1st

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[10] While not in the OIP, the Division also alleges violations of Exchange Act Sections 13(d), 14(a), 14(c), and 16(a) and the rules thereunder. Div. Motion at 15-20. However, if Respondents had no duty to take action under these statutory sections, resolving these allegations does not benefit either party; conversely, if Respondents had such a duty, their EDGAR entries reveal that they did not comply with Sections 13(d), 14(a), 14(c), or 16(a), or the rules thereunder, and resolving these allegations can only help the Division. Given that the registrations of Respondents' securities will be revoked, it is unnecessary to resolve these allegations.

Cir. 1977). Congress extended the reporting requirements even to companies that are "relatively unknown and insubstantial." Id. (quoting legislative history).

Respondents' violations are recurrent. Amazon has failed to file any periodic reports in more than four years, since filing its Form 10-QSB for the period ended October 31, 2007. Div. Ex. 4. Andover has repeatedly filed untimely periodic reports, including twenty-three consecutive untimely periodic reports beginning with its Form 10-QSB for the period ended August 31, 2001, which Andover filed more than four months late. Div. Ex. 17; Official Notice, EDGAR Database. The Commission has found reporting violations for durations shorter than Respondents' to be recurrent. Nature's Sunshine Products, Inc., Exchange Act Release No. 59268 (Jan. 21, 2009), 95 SEC Docket 13488, 13495 (respondent failed to file seven required periodic reports due over a two-year period); Impax Lab., Inc., Exchange Act Release No. 57864 (May 23, 2008), 93 SEC Docket 6241, 6252 (respondent's failure to file eight filings over an eighteen-month period considered recurrent). Because of Respondents' repeated failure to file or timely file adequate periodic reports, Respondents' violations are recurrent.

Respondents are culpable for failing to file their periodic reports, and their efforts to remedy their past violations are insufficient. Scienter is not required to establish an issuer's liability under Exchange Act Section 13(a) and Exchange Act Rules 13a-1 and 13a-13. Nature's Sunshine Products, Inc., 95 SEC Docket at 13496. Amazon admits that it is delinquent in its filings and that the company's true owners were not sufficiently focused on the Commission's rules and regulations governing public companies. Amazon Opposition at 3. Amazon's efforts to remedy past violations have been especially inadequate because it has not filed any of its delinquent reports.

Andover did not attempt to return to compliance until it was charged in this proceeding. To its credit, Andover has now filed all of its delinquent Forms 10-Q and it has filed Forms 10-K for 2008, 2009, and 2010. See e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 969-70.[11] However, Amazon has not filed its Form 10-K for 2011. Official Notice, EDGAR Database. Additionally, unlike the registrant in e-Smart, Andover's periodic reports filed for 2008, 2009, and 2010 contain material deficiencies. Div. Exs. 18, 33. In fact, although Andover was notified of the deficiencies contained in its Form 10-K filed for 2008 prior to filing its reports for 2009 and 2010, its Forms 10-K for 2009 and 2010 contain the same deficiencies. Div. Exs. 18, 32. Andover's efforts to remedy its past violations are accordingly inadequate, and do not significantly mitigate its misconduct.

Respondents' efforts to ensure future compliance and their assurances against future violations are similarly inadequate. Amazon stated that it is "working to put its affairs in order and to comply with the [Commission's] requirement of timely filings," and that it is looking to "begin a new era of strict accountability and compliance." Amazon Ans. at 2; Amazon

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[11] The Commission noted that the issuer's failure to file periodic reports for more than two years was a serious violation but that "the Company's subsequent filing history is an important factor to be considered in determining whether revocation is 'necessary or appropriate for the protection of investors." e-Smart Techs., Inc., Exchange Act Release No. 50514 (Oct. 12, 2004), 57 S.E.C. 964, 969-70.

Opposition at 8. Amazon contends that its retention of Hamilton, PC as an auditor is the centerpiece of its efforts to become fully compliant. However, Amazon provides no timetable for curing its current deficiencies, and instead requests a ninety-day period to demonstrate its "good faith." Amazon Opposition at 11. This proceeding was instituted on March 9, 2012, and Amazon has failed to show a good faith effort to become current in its filings, having not filed any of its delinquent periodic reports. The only reasonable conclusion is that Amazon will continue violating the reporting requirements in the future.

Andover's efforts to ensure future compliance and its assurances against future violations are similarly insufficient. Andover filed periodic reports containing material deficiencies, and repeated the same deficiencies after Corporation Finance identified them in Andover's Form 10-K filed for 2008. Div. Exs. 18, 32, 33. Andover has made no efforts to cure such deficiencies and has engaged a new auditor that has not yet received registration from the Public Company Accounting Oversight Board. Div. Ex. 36, Supp. Frye Decl. at 2. This underscores Andover's disregard for compliance with the reporting provisions of the Exchange Act and supports the reasonable conclusion that Andover will continue violating the reporting requirements in the future by filing untimely and/or inadequate periodic reports.

In sum, because of Amazon's failures to file periodic reports for more than four years, and because of Andover's failure to file timely, adequate periodic reports for at least 2008, 2009, and 2010, the investing public does not have access to Respondents' complete and/or accurate past and current financial information, and there is insufficient assurance that Respondents will cure these deficiencies. Thus, a suspension of registration for a period of twelve months is not an appropriate disposition. Rather, revocation of the registration of Amazon's and Andover's registered securities will serve the public interest and the protection of investors, pursuant to Section 12(j) of the Exchange Act.

V. ORDER

It is hereby ORDERED that the Division's Motion is GRANTED.

It is further ORDERED that, pursuant to Section 12(j) of the Securities Exchange Act of 1934, 15 U.S.C. § 78l(j), the REGISTRATIONS of the registered securities of Amazon Biotech, Inc., and Andover Holdings, Inc. (n/k/a Andover Energy Holdings, Inc.), are REVOKED.

This Initial Decision shall become effective in accordance with and subject to the provisions of Rule 360 of the Commission's Rules of Practice. 17 C.F.R. § 201.360. Pursuant to that Rule, a party may file a petition for review of this Initial Decision within twenty-one days after service of the Initial Decision. A party may also file a motion to correct a manifest error of fact within ten days of the Initial Decision, pursuant to Rule 111 of the Commission's Rules of Practice. 17 C.F.R. § 201.111. If a motion to correct a manifest error of fact is filed by a party, then that party shall have twenty-one days to file a petition for review from the date of the undersigned's order resolving such motion to correct a manifest error of fact.

The Initial Decision will not become final until the Commission enters an order of finality. The Commission will enter an order of finality unless a party files a petition for review or a motion to correct a manifest error of fact or the Commission determines on its own initiative to review the Initial Decision as to a party. If any of these events occur, the Initial Decision shall not become final as to that party.

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Cameron Elliot
Administrative Law Judge